UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Wayne Cohen

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

Copy to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,884,536 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,884,536 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,884,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Includes 9,066,768 shares of Class A Common Stock and 817,768 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 86,370,812 shares of Class A common stock issued and outstanding as of November 4, 2022 as reported in the registrant’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 (the “Registration Statement”) plus 817,768 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON SCM GC Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,884,536 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,884,536 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,884,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 9,066,768 shares of Class A Common Stock and 817,768 shares of Class B Common Stock, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd.
(2)

The calculation is based on 86,370,812 shares of Class A common stock issued and outstanding as of November 4, 2022 as reported in the registrant’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 (the “Registration Statement”) plus 817,768 shares of Class B common stock held by the Reporting Persons.

This Amendment No. 2 to Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on June 27, 2022 (the “Initial Statement”) as amended by the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities Exchange Commission on July 21, 2022 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

As of the date of this Amendment No. 2, Sculptor Capital LP, a Delaware limited partnership, Sculptor Capital II LP, a Delaware limited partnership, Sculptor Capital Holding Corporation, a Delaware corporation, Sculptor Capital Holding II LLC, a Delaware limited liability company, Sculptor Master Fund, Ltd., a Cayman Islands company, Sculptor Special Funding, LP, a Cayman Islands exempted limited partnership, Sculptor Credit Opportunities Master Fund, Ltd., a Cayman Islands company, Sculptor SC II LP, a Delaware limited partnership, and Sculptor Enhanced Master Fund, Ltd., a Cayman Islands company, are no longer beneficial owners of the Issuer’s Class A Common Stock or Class B Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a), (f) This statement is being filed by Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company and SCM GC Investments Limited (“SCM GC”) a Cayman Islands exempted company. SCU and SCM GC are each individually referred to as a “Reporting Person” and collectively, the “Reporting Persons”.

(b) The address of the principal business office of SCU is 9 West 57 Street, 39 Floor, New York, NY 10019. The address of the principal business office of SCM GC Investments Limited is c/o Stuarts Corporate Services Ltd. P.O. Box 2510 69 Dr. Roy’s Drive Grand Cayman KY1-1104 Cayman Islands.

(b), (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of SCU is set forth on Annex A (collectively, the “Covered Persons”), attached to the Initial Statement and incorporated herein by reference.

(c) The principal business of SCM GC is the ownership of equity interests in various entities. The principal business of SCU is the direct and indirect ownership of general partner interests of each of SCM GC.

(d) None of the Reporting Persons nor, to the best of their knowledge, their respective executive officers, managers or directors or Covered Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons have been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) None of the Reporting Persons nor, to the best of their knowledge, their respective executive officers, managers or directors or Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 2 to Schedule 13D are hereby incorporated by reference in this Item 5.

The decrease in shares beneficially owned by each Reporting Person as reported in this Amendment No. 2 to Schedule 13D reflects, the transactions described on Annex A.

(c) Annex A, attached hereto, sets forth transactions in the Common Stock that were effected since the filing date of Amendment No. 1. The transactions in the Common Stock described on Annex A were effected on securities exchanges unless otherwise indicated therein.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2022

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCM GC INVESTMENTS LIMITED

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Annex A

Transaction in Class A Common Stock

(For the period from July 21, 2022 through November 16, 2022)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
Sculptor Enhanced Master Fund, Ltd.	9/19/22	10,150	$5.48	Sell
Sculptor Enhanced Master Fund, Ltd.	9/20/22	13,534	$4.73	Sell
Sculptor Enhanced Master Fund, Ltd.	9/20/22	595	$5.56	Sell
Sculptor Enhanced Master Fund, Ltd.	9/21/11	8,708	$3.77	Sell
Sculptor Enhanced Master Fund, Ltd.	9/22/22	8,708	$3.77	Sell
Sculptor Enhanced Master Fund, Ltd.	10/7/22	6,767	$1.91	Sell
Sculptor Enhanced Master Fund, Ltd.	10/10/22	3,576	$1.71	Sell
Sculptor Enhanced Master Fund, Ltd.	10/12/22	5,330	$1.46	Sell
Sculptor Enhanced Master Fund, Ltd.	10/13/22	2,956	$1.45	Sell
Sculptor Master Fund, Ltd.	9/19/22	64,850	$5.48	Sell
Sculptor Master Fund, Ltd.	9/20/22	86,466	$4.73	Sell
Sculptor Master Fund, Ltd.	9/20/22	3,805	$5.56	Sell
Sculptor Master Fund, Ltd.	9/21/22	55,636	$3.77	Sell
Sculptor Master Fund, Ltd.	9/22/22	55,636	$3.77	Sell
Sculptor Master Fund, Ltd.	10/07/22	43,233	$1.91	Sell
Sculptor Master Fund, Ltd.	10/10/22	22,845	$1.71	Sell
Sculptor Master Fund, Ltd.	10/12/22	34,054	$1.46	Sell
Sculptor Master Fund, Ltd.	10/13/22	18,890	$1.45	Sell
By SCM GC Investments Limited	11/15/22	72,000	$1.22	Sell